UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Restaurant Concepts, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

029281102

(CUSIP Number)

Seenu G. Kasturi

212 Guilbeau Rd.
Lafayette, LA 70506

(877) 971-2583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029281 10 2	Schedule 13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 567,277
	8.	SHARED VOTING POWER 911
	9.	SOLE DISPOSITIVE POWER 567,277
	10.	SHARED DISPOSITIVE POWER 911

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,188
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 029281 10 2	Schedule 13D/A	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2013 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of American Restaurant Concepts, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 13453 North Main Street, Suite 206, Jacksonville, FL 32218.

Item 2.  Identity and Background.

Items 2(b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(b)	The address of the Reporting Person is 212 Guilbeau Road, Lafayette, LA 70506.
(c)	The Reporting Person serves as the President, Treasurer and Secretary of Blue Victory Holdings, Inc., a Nevada corporation (“Blue Victory Holdings”), 212 Guilbeau Road, Lafayette, LA 70506. He also serves as a private investor.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total purchase price for the shares of Common Stock was $461,466. The Reporting Person paid $121,466 of the purchase price in cash out of the personal funds, and paid the remaining $340,000 of the purchase price through the issuance of a promissory note to the Issuer.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person may be deemed to beneficially own 568,188 shares of Common Stock, representing 9.0% of the outstanding shares of Common Stock. The Reporting Person directly owns 567,277 shares of Common Stock and may be deemed to beneficially own 911 shares of Common Stock owned by Blue Victory Holdings, a company for which the Reporting Person serves as the President, Treasurer, and Secretary and in which the Reporting Person owns 90% of the outstanding equity interests.

CUSIP No. 029281 10 2	Schedule 13D/A	Page 4 of 5 Pages

The percentage of shares of Common Stock beneficially owned by the Reporting Person was calculated based upon 6,312,464 shares of Common Stock outstanding on February 27, 2014 as reported by the Issuer to the Reporting Person on February 27, 2014 after giving effect to the completion of the transaction that triggered the requirement for the Reporting Person to file this Amendment No. 1.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 567,277 shares of Common Stock, and may be deemed to have the shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 911 shares of Common Stock directly owned by Blue Victory Holdings.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Securities Purchase Agreement, dated February 27, 2014, by and between American Restaurant Concepts, Inc. and Seenu G. Kasturi (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014)
99.2	Promissory Note, dated February 27, 2014, issued by Seenu G. Kasturi in favor of American Restaurant Concepts, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014)

CUSIP No. 029281 10 2	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2014
/s/ Seenu G. Kasturi
Seenu G. Kasturi